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founded 1866

December 16, 2011

VIA ELECTRONIC FILING

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Williams Capital Management Trust Post-Effective Amendment No. 18 to Registration Statement on Form N-1A (File Nos. 333-98485 and 811-21186)

Ladies and Gentlemen:

On behalf of Williams Capital Management Trust (the “Trust”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), is Post-Effective Amendment No. 18 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment is being filed pursuant to Rule 485(a)(1) under the Securities Act for the sole purpose of obtaining SEC identifier codes for the Williams Capital Liquid Assets Fund, a series of the Trust.

In June 2008, the then existing series of the Trust called “Williams Capital Liquid Asset Fund” (“Old Liquid Assets”) changed its name to “Williams Capital Government Money Market Fund” and altered its investment policies to reflect the new name. A new series was subsequently established and called “Williams Capital Liquid Assets Fund” (“New Liquid Assets”) and filed pursuant to 485(a)(2) under the Securities Act with the Old Liquid Assets in Post-Effective Amendment No. 7 to the Registration Statement. Unfortunately, at the time of this filing, a request to create new series and class identifier codes for New Liquid Assets was not included in the submission.

Prior to or on February 29, 2011, the Trust will file a subsequent post-effective amendment pursuant to Rule 485(b) that will bring the financial statements of all series of the Trust and other information up to date under Section 10(a)(3) of the Securities Act.

Please direct any communications relating to the filing to the undersigned at (212) 839-5856 or Frank P. Bruno of this firm at (212) 839-5540.

Very truly yours,

/s/ Gladys Chang

Gladys Chang